New York Northern California Washington DC São Paulo London	Paris Madrid Hong Kong Beijing Tokyo

Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel

Karen Chan †             Martin Rogers †

Yang Chu †                 Patrick S. Sinclair*

James C. Lin*             Miranda So*

Gerhard Radtke*        James Wadham†

Hong Kong Solicitors
* Also Admitted in New York
† Also Admitted in England and Wales

December 22, 2020

Re:	Provident Acquisition Corp. Registration Statement on Form S-1 Filled on December 22, 2020 CIK No. 0001830531

Mr. Kevin Dougherty

Ms. Loan Lauren Nguyen
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Dougherty,

On behalf of our client, Provident Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated December 11, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is filing with the Commission the Registration Statement (the “Registration Statement”) together with this response letter. The Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears.

Mr. Kevin Dougherty Division of Corporation Finance U.S. Securities and Exchange Commission	2	December 22, 2020

Management, page 127

1.          Please describe the business experience during the past five years of each director, executive officer, or director nominee. For example, please clarify the business experience during the past five years of your Chief Executive Officer, Michael Aw, and director nominee, Charles Mark Broadley. See Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company revised the disclosure on pages 5-6, 97-99 and 127-128 of the Registration Statement.

Please do not hesitate to contact me at (852) 2533-3368 or james.lin@davispolk.com or Derek J. Dostal at (212) 450-4322 or derek.dostal@davispolk.com, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ James C. Lin James C. Lin

cc:	Via E-mail Michael Aw, Chief Executive Officer Provident Acquisition Corp.

Joel L. Rubinstein, Esq.

Jessica Zhou, Esq.
White & Case LLP